UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Filed by the Registrant ☐                             Filed by a Party other than the Registrant ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

USA Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EXPLANATORY NOTE

This proxy statement supplement (this “Proxy Supplement”) is being filed to update certain information regarding expenses related directly to the proxy solicitation contained in the definitive proxy statement filed by Hudson Executive Capital LP (“Hudson Executive”) and certain of its affiliates with the Securities and Exchange Commission on December 9, 2019 and as amended on February 11, 2020, March 2, 2020 and March 31, 2020 (the “Definitive Proxy Statement”).

The disclosure contained in this Proxy Supplement reflects additional expenses incurred as they relate directly to the proxy solicitation.

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

SUPPLEMENT NO. 4 TO PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OF

USA TECHNOLOGIES, INC.

This Proxy Supplement is being furnished to shareholders of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), by Hudson Executive, HEC Management GP LLC (“HEC Management”), HEC Master Fund LP (“Hudson Master Fund”), HEC SPV IV LP (“SPV IV,” together with Hudson Master Fund, the “HEC Funds”), and Douglas L. Braunstein (Mr. Braunstein, collectively with Hudson Executive, HEC Management and the HEC Funds, “Hudson,” “we,” “our” or “us”) and their nominees in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, no par value, of the Company (the “Common Stock”) and Series A convertible preferred stock, no par value, of the Company (the “Series A Preferred Stock”) in connection with the annual meeting of Shareholders scheduled to be held on Thursday, April 30, 2020 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “Annual Meeting”).

This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. All page references in the information below are to the pages in the Definitive Proxy Statement, and defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. This Proxy Supplement does not change the proposals to be acted upon at the Annual Meeting, which are described in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote by proxy or in person at the Annual Meeting. To the extent that information in this supplement differs from or updates information contained in the Definitive Proxy Statement, the information in this supplement shall supersede or supplement the information in the Definitive Proxy Statement. If you have already submitted your proxy, you do not need to take any action unless you wish to change your vote.

SUPPLEMENTAL DISCLOSURES TO THE DEFINITIVE PROXY STATEMENT

1.	The fourth full paragraph on page 37 of the Definitive Proxy Statement is amended and restated as follows:

The expenses related directly to this proxy solicitation are expected to be approximately $1,000,000 in the aggregate. These expenses include fees and expenses for attorneys, proxy solicitors, public relations consultants, executive search firms, printing, postage, filing and other expenses incidental to the solicitation. Of this estimated amount, approximately $500,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts. Hudson Executive also has incurred litigation expenses which were made necessary by the Board’s unreasonable posturing and continuing efforts to undermine Hudson Executive’s solicitation for the Annual Meeting. Several hundred thousand dollars in such expenses have accrued but not yet been billed. We will file an amendment to this proxy statement if we learn that the actual costs and estimates have materially differed from the estimates disclosed.

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If you need another copy of the Definitive Proxy Statement, please contact our proxy solicitor, Innisfree M&A Incorporated, at its address and toll-free numbers listed below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York NY 10022

Shareholders call toll -free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

This Proxy Supplement and the Definitive Proxy Statement are available at no charge at:

http://www.innisfreema.com/annual/USAT/